November 1, 2013

Via Edgar and Overnight Delivery

Stephen Krikorian
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:    SolarWinds, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 19, 2013
File No. 001-34358

Dear Mr. Krikorian:

This letter is being submitted on behalf of SolarWinds, Inc., (the "Company") and responds to your letter, dated October 21, 2013, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the "Commission") with respect to the above-referenced filings.

For your convenience, we have included the text of your comment in bold text below, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2012
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Concentration of Risks, page F-19

1.
Your response to prior comment 2 indicates that the majority of your revenue derived from the U.S. federal government is through resellers and distributors. We note that you state that you do not believe that your business is substantially dependent on either distributor or the loss of either relationship would have a material adverse effect on your business. We further note your disclosure on page 7, that "[you] are generally directly involved with the end user in all of [y]our sales regardless of whether [you] make the sale direct or through the reseller channel." In this regard, please clarify how you considered that "you are directly involved with the end user" in concluding that the distributors or resellers are your customers instead of the U.S. federal government when evaluating the disclosure requirement under FASB ASC 280-10-50-42. In addition, tell us what consideration you gave to disclosing concentrations related to your relationship with the U.S. federal government. We refer you to FASB ASC 275-10-50-18. Indicating that revenue earned from the U.S. federal government is a meaningful portion of your revenue does not appear to convey its significance to your results of operation and financial position.

In the past, we considered our involvement with the end users of our products for purposes of assessing our disclosure obligations under FASB ASC 280-10-50-42 but ultimately concluded that distributors or resellers should be considered our customers for such purposes because our contract is with the reseller or distributor. Consistent with this analysis, we considered resellers and distributors as our customers, rather than end users, for purposes of assessing the disclosure requirement regarding concentrations of risk under FASB ASC 275-10-50-18. Further, as noted in our initial response, 77.0%, 79.2% and 78.6% of our U.S. federal revenue in each of FY 2012, FY 2011 and FY 2010, respectively, came through a single distributor that was disclosed as representing more than 10% of our total revenue on page F-19 of the Form 10-K (Distributor B). Accordingly, we believe that the disclosure we provided regarding distributors representing more than 10% of our total revenue complies with applicable disclosure requirements relating to significant customers and concentrations of risk, including the disclosure requirements of FASB ASC 280-10-50-42 and FASB ASC 275-10-50-18.

Based on the Staff's comments, beginning with our Form 10-K for the fiscal year ended December 31, 2013, and annually thereafter, we will supplementally provide disclosure of revenue attributable to the U.S. federal government and its agencies considered as a single customer in our Notes to Consolidated Financial Statements under the heading "Concentration of Risks" to the extent that such amount is greater than 10% of our total revenue for the periods covered. Revenue generated from the U.S. federal government and its agencies in each of FY 2012, FY 2011 and FY 2010, including both direct sales and sales through distributors and resellers, was 10.9%, 12.6% and 13.4%, respectively, of our total revenue. The proposed disclosure in our Form 10-K for the fiscal year ended December 31, 2013 would be substantially as follows (new narrative disclosure is italicized):

The following distributor[s] represented more than 10% of our revenue:

	Year Ended December 31,
	2013		2012		2011
[Distributor A]	[___]	%	*	%	*	%
Distributor B	[___]		10.2		11.9

* Represented less than 10% of our revenue.
Consolidated revenue ultimately attributable to the U.S. federal government, including its departments and agencies, represented [___]% 10.9% and 12.6% of our total revenue for the fiscal years ended December 31, 2013, 2012 and 2011, respectively. Consolidated revenue ultimately attributable to the U.S. federal government includes sales that have gone through our distributors and resellers, as well as direct sales. [___]%, 77.0% and 79.2% of our revenue attributable to the U.S. federal government and its departments and agencies in each of the fiscal years ended December 31, 2013, 2012 and 2011, respectively, was made through Distributor B and is included in the table above.

In responding to the Staff's comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions concerning the content of this letter, please do not hesitate to contact me by telephone at (866) 530-8100 or by fax at (866) 568.3052.

Sincerely,
SOLARWINDS, INC.

By: /s/ Kevin B. Thompson
Kevin B. Thompson
President and Chief Executive Officer

cc: Robert Plesnarski, O'Melveny & Myers, LLP